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    WILLOWBRIDGE STRATEGIC TRUST
    MONTHLY REPORT/
    JANUARY 31, 1997

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         WILLOWBRIDGE STRATEGIC TRUST
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Dear Interest Holder:
Enclosed is the report for the month of January 1997 for Willowbridge Strategic Trust (the ``Fund''). The net asset value of an interest as of January 31, 1997 was $106.01, an increase of 2.45% from the December 31, 1996 $103.47 value.
The Fund's positive January performance was primarily the result of profits earned in the currency, metal, soft and grain sectors. Losses were incurred in the financial, stock index, energy and meat sectors.
In the currency sector, the dollar's continued strength, which prevailed throughout most of the fourth quarter 1996, was attributed to a strong U.S. macroeconomic position with a sustained moderate growth rate, low inflation and a declining budget deficit. The U.S. dollar was also buoyed when the U.S. Treasury Department stated that ``a strong dollar is to the U.S.'s benefit''. The Canadian dollar rose on indications of its own strengthening economic position. Canadian dollar, German mark, Japanese yen and Swiss franc positions were profitable. In the metal sector, copper prices rose on increased demand and gold prices fell on market concerns regarding the partial sell-off of reserves by central banks. Positions in gold, aluminum and silver were profitable. In the soft sector, a sharp rise in the price of coffee driven by a labor strike at Colombia's largest port for coffee exports pushed prices higher and benefited the Fund's long position.
In the financial sector, German and French interest rates declined as both countries continued to encounter sluggish economic growth and high unemployment. Early in the month, the U.S. interest rate market fell in response to concerns that stronger growth might prompt the U.S. Federal Reserve to raise interest rates. U.S., German, British and Japanese bond positions were unprofitable.
The estimated net asset value per interest as of February 26, 1997 was $113.68. Past performance is not necessarily indicative of future results.
Should you have any questions, please contact your Prudential Securities Financial Advisor. For questions concerning your account status, contact Prudential Securities Client Services at 1-800-535-2077.
        Sincerely yours,
        James M. Kelso
          President & Director
          PRUDENTIAL SECURITIES FUTURES
          MANAGEMENT INC.
Please note that the value which appears on your Prudential Securities statement is an estimated value at month-end. The correct value is contained in this report.
STATEMENT OF OPERATIONS
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
For the month of January 1997
Revenues:
Realized loss on commodity
  transactions.........................   $  (708,702)
Change in unrealized commodity
  positions............................     1,787,579
Interest income........................       138,141
                                          -----------
                                            1,217,018
                                          -----------
Expenses:
Commissions............................       203,004
Management fee.........................        81,117
Incentive fee..........................       158,951
                                          -----------
                                              443,072
                                          -----------
Net gain...............................   $   773,946
                                          -----------
                                          -----------

       STATEMENT OF CHANGES IN NET ASSET VALUE
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For the month of January 1997

                                   Total      Per Unit
                                -----------   --------
Net asset value at beginning
  of month
  (260,763.310 interests).....  $26,980,168   $ 103.47
Contributions.................    4,452,700
Net gain......................      773,946
Redemptions...................      (59,068)
                                -----------
Net asset value at end
  of month
  (303,239.850 interests).....  $32,147,746     106.01
                                -----------
                                -----------
                                              --------
Change in net asset
  value per interest.......................   $   2.54
                                              --------
                                              --------
Percentage change..........................       2.45%
                                              --------
                                              --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Willowbridge Strategic Trust is accurate and complete.
                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.
                             by: Barbara J. Brooks
                                   Treasurer
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